FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following announcement was made today by the Hong Kong Exchanges and Clearing Limited, suspending trading in a number of stocks in the Hong Kong market. The suspension follows HKExnews website services being interrupted due to technical problems. HSBC Holdings plc is one of the affected stocks.

QUOTE
HKEx News Release
Updated:  10/08/2011

Disruption of HKExnews Website Services

Hong Kong Exchanges and Clearing Limited (HKEx) announced today (Wednesday) that HKExnews website services are being interrupted due to technical problems. Contingency measures have been invoked until further notice to provide for the continued dissemination of issuers' regulatory news.

HKEx's other systems are not affected and trading in its securities and derivatives markets continues to operate normally.

HKEx is now investigating the problem and the HKExnews website services will resume as soon as the technical problem is resolved.

Where can investors find issuers' information?

As a result of the website service disruption, issuer documents submitted to HKEx for publication on the HKExnews website (www.hkexnews.hk) and the Growth Enterprise Market website (www.hkgem.com) may not be published on the HKExnews website.

In addition, investors can refer to the temporary Bulletin Board (www.bulletinboard.hk) that lists all documents published by issuers following the website service disruption and refer to the issuers' websites to view these documents.  Issuers' website address can be found on the Bulletin Board.

Will trading of securities of individual issuers be suspended?

HKEx has adopted a half day (i.e. one trading session) suspension policy for issuers which announce price sensitive information during the lunch publication window today.  This trading suspension policy aims to give all investors sufficient time to understand the contingency arrangements and locate issuers' announcements on their websites.

Trading in an issuer's shares will also be suspended if price sensitive information announcements are not timely posted on an issuer's website and/or the headlines and document titles are not timely posted on the Bulletin Board.

Notifications on suspension and resumptions will be published on the Bulletin Board.  AMS* Exchange News information pages will contain details of the suspension announcements.  The suspension / resumption announcement is also posted on individual issuer's websites.

*The Automatic Order Matching and Execution System for HKEx's securities market

Additional Information

Exchange participants and information vendors are reminded to inform their individual clients about the abovementioned service disruption and contingency measures.

Ends
QUOTE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 10, August, 2011